Exhibit 99.1

Media release

5 June 2003

Westpac Banking Corporation Adopts Equator Principles

        Westpac Banking Corporation today joined nine leading banks from seven countries in announcing the adoption of the "Equator Principles," a voluntary set of guidelines which have been developed for managing social and environmental issues relating to the financing of development projects. The principles will be applied globally and to project financings in all industry sectors, including mining, oil and gas, and forestry.

        Along with Westpac, other banks adopting the Equator Principles are ABN AMRO Bank, N.V., Barclays PLC, Citigroup, Inc., Credit Lyonnais, Credit Suisse First Boston, HVB Group, Rabobank, Royal Bank of Scotland, and WestLB AG. Together, the banks underwrote approximately $14.5 billion of project loans in 2002, representing approximately 30% of the project loan syndication market globally, according to Dealogic.

        The Equator Principles are based on the policies and guidelines of the World Bank and International Finance Corporation (IFC). Extensive advice and guidance was received from IFC, the private-sector investment arm of the World Bank, in drafting the Equator Principles.

        In implementing the Equator Principles, banks currently have or will put in place internal policies and processes consistent with the principles.

        Westpac's Group Executive Institutional Banking, Phil Coffey, said: "The adoption of these principles is an important step forward in promoting responsible project financing globally. We are pleased to support this sustainability initiative and encourage other financial institutions to adopt these principles."

        In adopting the Equator Principles, a bank undertakes to provide loans only to those projects whose sponsors can demonstrate to the satisfaction of the bank their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.

        The Equator Principles will apply to all loans for projects with a capital cost of $50 million or more. Project finance, an important financing method in private-sector development globally, refers to the financing of projects where the repayment of the loan is dependent upon the revenues that a project is expected to generate once it is up and running.

        The Equator Principles incorporate a screening process for projects which is based on IFC's environmental and social screening process. Projects will be categorized as A, B or C (high, medium or low environmental or social risk), using common terminology. For A and B projects (high and medium risk), the borrower will be asked to complete an Environmental Assessment addressing the environmental and social issues identified in the categorization process.

        The Environmental Assessment will address such issues as:

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  Sustainable development and use of renewable natural resources.

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  Protection of human health, cultural properties, and biodiversity, including endangered species and sensitive ecosystems.

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  Use of dangerous substances.

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  Major hazards.

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  Occupational health and safety.

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  Fire prevention and life safety.

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  Socioeconomic impacts.

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  Land acquisition and land use.

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  Involuntary resettlement.

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  Impacts on indigenous peoples and communities.

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  Cumulative impacts of existing projects, the proposed project, and anticipated future projects.

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  Participation of affected parties in the design, review and implementation of the project.

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  Consideration of environmentally and socially preferable alternatives.

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  Efficient production, delivery and use of energy.

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  Pollution prevention and waste minimization, pollution controls (liquid effluents and air emissions) and solid and chemical waste management.

        The borrower will be expected to demonstrate that the project complies with host country laws and the World Bank and IFC Pollution Prevention and Abatement Guidelines for the relevant industry sector. For projects in the emerging markets, the borrower would also have to demonstrate that the Environmental Assessment has taken into account the IFC Safeguard Polices, which provide guidance on issues such as natural habitats, indigenous peoples, involuntary resettlement, safety of dams, forestry, and cultural property.

The full text of the Equator Principles and FAQ about the Equator Principles can be found at Visit www.equatorprinciples.ifc.org

The World Bank and IFC Pollution Prevention and Abatement Guidelines are available at:

http://inweb18.worldbank.org/essd/essdext.nsf/51DocByUnid/229493354B20C1B385256B7C000DBD99?Opendocument

http://www.ifc.org/enviro/EnvSoc/pollution/guidelines.htm

IFC Safeguard Policies can be found at
www.ifc.org/enviro/EnvSoc/Safeguard/safeguard.htm

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411